Exhibit 2.1

EXECUTION VERSION

FRAMEWORK AGREEMENT LETTER AGREEMENT

This Letter Agreement (this “Agreement”) is made and entered into as of August 16, 2021, by and among Twilio Inc., a Delaware corporation (“Investor”), Carlyle Partners V Holdings, L.P., a Delaware limited partnership (“Carlyle”), and Syniverse Corporation, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed to those terms in the Framework Agreement (as defined below).

R E C I T A L S

WHEREAS, the parties to this Agreement previously entered into that certain Framework Agreement, dated February 26, 2021 (as amended or otherwise modified from time to time, the “Framework Agreement”);

WHEREAS, in connection with the SPAC Transaction, substantially concurrently with the execution of this Agreement, (a) the Company is entering into an Agreement and Plan of Merger (as amended or otherwise modified from time to time, the “Merger Agreement”) with M3-Brigade Acquisition II Corp., a Delaware corporation (“Acquiror”), and Blue Steel Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), pursuant to which, among other things, at the Effective Time (as defined in the Merger Agreement), Merger Sub will merge with and into the Company, with the Company being the surviving corporation and becoming a wholly owned Subsidiary of Acquiror (the “Merger”), and (b) Investor is entering into a Subscription Agreement (as amended or otherwise modified from time to time, the “Investor Subscription Agreement”) with Acquiror in order to effect its Investment, pursuant to which, and on the terms and subject to the conditions of which, Investor agrees to purchase from Acquiror shares of Acquiror Class A Common Stock and, if issued pursuant to the Investor Subscription Agreement, Acquiror Class C Common Stock (each as defined in the Merger Agreement) for an aggregate purchase price of the Investment Amount (as may be adjusted pursuant to Section 5.6(b)(iii) of the Framework Agreement, as amended pursuant to Section 1.1(f) below), such purchase to be consummated prior to the consummation of the Merger; and

WHEREAS, the parties to this Agreement now desire to set forth their agreement with respect to the Merger Agreement and the transactions contemplated thereby and, subject to the terms and conditions of this Agreement, amend the Framework Agreement in accordance with the terms and conditions set forth herein and therein.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, the parties, intending to be legally bound hereby, do agree as set forth herein:

ARTICLE ONE

Section 1.1 Framework Agreement. The parties agree that, solely with respect to the SPAC Transaction contemplated by the Merger Agreement (the “Specified SPAC Transaction”):

(a) The second Recital of the Framework Agreement is hereby deleted in its entirety.

(b) Section 1.1 of the Framework Agreement is hereby amended and restated in its entirety as follows:

Section 1.1    Closing. Upon and subject to the terms and conditions of this Agreement, the closing of the SPAC Transaction (the “Closing”) shall take place at the location and on the same date as, and in connection with and substantially concurrently with (but prior to), the consummation of the SPAC Merger (subject to the satisfaction or waiver of the conditions in Article 7 applicable to the SPAC Transaction at such time), unless another time, date or place is agreed to in writing by the parties. The date on which the Closing actually occurs is referred to hereinafter as the “Closing Date”.

(c) Section 1.2 of the Framework Agreement is hereby amended and restated in its entirety as follows:

Section 1.2    [Reserved.]

(d) Section 2.4(d) of the Framework Agreement is hereby deleted in its entirety.

(e) Investor, Carlyle and the Company hereby acknowledge and agree that: (i) the SPAC Definitive Agreements (including the Merger Agreement and its exhibits (including the Stockholders Agreement and the Registration Rights Agreement (as defined in the Merger Agreement)), the Subscription Agreements (as defined in the Merger Agreement), the Investor Subscription Agreement and the SPAC Transaction Debt Financing Commitments) and the identities of the Acquiror and the investors to the PIPE Financing are acceptable to each of the Company, Carlyle and Investor; (ii) all of the obligations set forth in clauses (i), (ii) and (iii) of Section 5.6(a) of the Framework Agreement and Section 5.6(b) of the Framework Agreement (as modified herein) are deemed satisfied for purposes of the Specified SPAC Transaction; and (iii) the Company has no right to make an Alternative Transaction Election pursuant to Section 5.7(a).

(f) Clauses (ii), (iii) and (iv) of Section 5.6(b) of the Framework Agreement are hereby amended and restated in their entirety as follows:

(ii)    second, to repay an amount equal to (A) the Company’s outstanding indebtedness under the Credit Facilities, minus (B) the net proceeds from the SPAC Transaction Refinancing;

(iii)    third, but only to the extent the SPAC Transaction Proceeds exceed $375 million, at Investor’s election, to reduce the Investment Amount by up to an amount equal to the lesser of (A) such excess and (B) $250 million (the actual amount of any such reduction to the Investment Amount pursuant to this clause (iii), the “SPAC Reduction Amount”); and

(iv)    fourth, any remaining amounts to the Company’s balance sheet for general corporate purposes.

(g) The first sentence of Section 5.9 of the Framework Agreement is hereby amended and restated in its entirety as follows:

The Company, Carlyle and Investor shall, or the Company and Investor shall cause their respective Affiliates to, as applicable, at or prior to the Closing enter into the Ancillary Agreements to which they are party to.

(h) Section 5.10(a) of the Framework Agreement is hereby amended and restated in its entirety as follows:

(a)    In connection with the SPAC Transaction, the Company has obtained, concurrently with the entry into the other SPAC Definitive Agreements, debt financing commitments (such commitments, the “SPAC Transaction Debt Financing Commitments”), the proceeds of which will be used to (x) refinance a portion of the outstanding indebtedness of the Company and its Subsidiaries under the Credit Facilities, (y) pay fees, closing payments and expenses related to the SPAC Transaction and the financing contemplated by the SPAC Transaction Debt Financing Commitments and (z) fund the working capital requirements and other general corporate purposes (including acquisitions and investments) of the Company and its Subsidiaries (the “SPAC Transaction Refinancing”). In connection with the SPAC Transaction, the Company shall use its reasonable best efforts to consummate on or prior to the Closing Date the SPAC Transaction Refinancing on terms no less favorable to the Company than those set forth in the SPAC Transaction Debt Financing Commitments, except as agreed by the Company, Carlyle and Investor; provided that Investor shall not unreasonably withhold, delay or condition its consent.

(i) Sections 7.1 (c) of the Framework Agreement is hereby amended and restated in its entirety as follows:

(c)    SPAC Transaction. Solely if an Alternative Transaction Election has not been made, (i) the satisfaction or waiver of the conditions to the consummation of the SPAC Definitive Agreements (other than those conditions which by their nature are to be satisfied at the closing of the SPAC Merger, the PIPE Financing and the SPAC Transaction Refinancing, each of which is capable of being satisfied as of the Closing), (ii) the consummation of the SPAC Merger, the PIPE Financing and the SPAC Transaction Refinancing are scheduled to (and shall) occur substantially concurrently with the Closing, and (iii) the SPAC Transaction Proceeds are equal to or greater than the Minimum Total Cash Amount. For the avoidance of doubt, the Investment, the PIPE Financing and the amendment and restatement of the SPAC’s certificate of incorporation in the form of the Acquiror Certificate of Incorporation shall be consummated or effective (as applicable) prior to the consummation of the SPAC Merger.

(j) Each of the following definitions in Section 9.1 of the Framework Agreement is hereby amended and restated in its entirety as follows:

“Acquiror Certificate of Incorporation” means the “Acquiror Certificate of Incorporation” (as defined in the Merger Agreement).

“Ancillary Agreements” means the Wholesale Agreement, the Stockholders Agreement and the Registration Rights Agreement (as defined in the Merger Agreement).

“In-the-Money Option” means the Company In-the-Money Option (as defined in the Merger Agreement).

“Investment” means the “Investor Investment” (as defined in the Merger Agreement).

“Investment Percentage” means (a) (i) the Purchase Price, divided by (ii) an amount equal to (A) the Enterprise Value, minus (B) the Net Indebtedness Amount, plus (C) the Purchase Price, minus (D) Closing Date Leakage, plus (E) the Option Exercise Amount, divided by (b) 0.9.

“Minimum Total Cash Amount” means $375,000,000.

“New Shares” means Acquiror Class A Common Stock (as defined in the Merger Agreement) and Acquiror Class C Common Stock (as defined in the Merger Agreement).

“Option Exercise Amount” means the “Option Exercise Amount” (as defined in the Merger Agreement).

“Per Share Valuation Amount” means the “Per Share Valuation Amount” (as defined in the Merger Agreement).

“Purchase Price” means the amount actually received by the SPAC pursuant to the subscription agreement between Investor and the SPAC prior to the Closing for the shares in the SPAC.

“SPAC Reduction Amount” has the meaning set forth in Section 5.6(b)(iii).

(k) The definitions of “Closing Statement” and “Company Designated Account(s)” in Section 9.1 of the Framework Agreement are hereby deleted in their entirety.

Section 1.2 Specified SPAC Transaction.

(a) Investor Undertakings.

(i) Investor shall deliver a written statement of all Investor Transaction Expenses (as defined in the Merger Agreement) to Acquiror and the Company in accordance with the prescribed timing set forth in Section 2.4(c) of the Merger Agreement.

(ii) Investor shall not, unless otherwise approved in writing by the Company (which approval shall not, subject to Section 5.6(c) of the Framework Agreement, be unreasonably conditioned, withheld, delayed or denied), permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under the Investor Subscription Agreement.

(iii) Investor agrees that the obligations of the Company in the second and third sentences of Section 8.2(a)(i) of the Merger Agreement shall apply, mutatis mutandis, to Investor.

(iv) Investor shall ensure that none of the information supplied by it or on its behalf for inclusion or incorporation by reference in the Proxy Statement (as defined in the Merger Agreement) will, at the date it is first mailed to the Acquiror Shareholders (as defined in the Merger Agreement) and at the time of the Acquiror Shareholders’ Meeting (as defined in the Merger Agreement), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(v) If at any time prior to the Effective Time (as defined in the Merger Agreement) any information relating to Investor or any of its Subsidiaries, Affiliates, directors or officers, or supplied by it or on its behalf for inclusion or incorporation by reference in the Proxy Statement, is discovered by Investor, which is required to be set forth in an amendment or supplement to the Proxy Statement (as defined in the Merger Agreement), so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, Investor shall promptly notify the Company and Acquiror.

(b) Company Undertakings.

(i) The Company shall have the same obligations (but subject also to the proviso and related limitations in Section 2.7 of the Merger Agreement) to Investor with respect to the Closing Statement (as defined in the Merger Agreement) as the Company has to Acquiror under Section 2.7 of the Merger Agreement.

(ii) The Company shall, subject to applicable Law and unless Investor otherwise consents (such consent not, subject to Section 5.6(c) of the Framework Agreement, to be unreasonably conditioned, withheld, delayed or denied), with respect to any information provided to Acquiror, Merger Sub or their respective representatives subject to the Confidentiality Agreement (as defined in the Merger Agreement) that relates to Investor, use reasonable best efforts to enforce the terms of (at Investor’s reasonable request and expense) and not provide any waiver under, the Confidentiality Agreement (as defined in the Merger Agreement).

(iii) Without the consent of Investor (such consent not to be unreasonably conditioned, withheld, delayed or denied), the Company shall not provide the Company’s consent to any consent request from Acquiror pursuant to Section 7.5(a), Section 7.11, Section 8.1(a), Section 8.2(b)(iii) or Section 11.12 of the Merger Agreement.

(iv) Without the consent of Investor (which approval shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not provide its consent to Acquiror pursuant to Section 7.10 of the Merger Agreement. The Company shall promptly notify Investor (and provide Investor copies of) of any written notifications (1) received by the Company from Acquiror pursuant to any Relevant Agreement or (2) provided by the Company to Acquiror pursuant to any Relevant Agreement.

(v) Investor hereby acknowledges that nothing contained in the Framework Agreement (including, for the avoidance of doubt, as amended by this Agreement) or any other agreement shall prevent the Company from complying with its obligations pursuant to the Merger Agreement, including, for the avoidance of doubt, Section 6.5 and 6.6 of the Merger Agreement.

(vi) To the extent not prohibited by Law, the Company shall (in addition, and without prejudice, to any other provision of this Section 1.2) (A) promptly following the Company receiving any such notifications, requests or other communications from Acquiror, advise Investor of (including by, to the extent the Company has received copies, or other written summary, promptly providing the same to Investor) any notices, requests or communications received by Acquiror from the SEC (as defined in the Merger Agreement). To the extent not prohibited by Law, the Company shall use reasonable best efforts to provide Investor with substantially equivalent rights with respect to (x) the preparation and filing of the Proxy Statement (as defined in the Merger Agreement), including any revisions thereto in response to SEC comments, under Section 8.2(a)(i) and (ii) of the Merger Agreement and (y) any litigation referred to in Section 7.11 of the Merger Agreement, in each case to those of the Company under the applicable provisions of the Merger Agreement, mutatis mutandis.

(vii) The Company shall have the same obligations to Investor with respect to the SPAC Transaction Refinancing as the Company has, mutatis mutandis, to Acquiror under clauses (a) and (b) of Section 8.5, and under Section 8.6, of the Merger Agreement. The Company shall use reasonable best efforts as may be required (to the extent permitted under applicable Law) to ensure that any individual who is a representative of Investor who is or may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated by the Merger Agreement benefits from the Section 8.7 of the Merger Agreement to the same extent as any other representative of the Company.

(viii) The Company shall promptly deliver to Investor any termination notice pursuant to Section 10.1 of the Merger Agreement received by the Company from Acquiror or delivered by the Company to Acquiror; provided, that prior to the Company delivering any termination notice to Acquiror under the Merger Agreement, the Company shall consult with Investor in good faith.

(ix) Without the consent of Investor, the Company shall not waive, in whole or in part, any of the closing conditions in Section 9.1 or Section 9.3 of the Merger Agreement.

(x) Except as specifically addressed elsewhere in this Section 1.2(b) (in which case such consent shall be subject to such provision of this Section 1.2(b)), the Company shall not provide any other consent, approval, waiver or agreement under, or agree to any amendment or modification to, the Merger Agreement, any Ancillary Agreement (as defined in the Merger Agreement), the Subscription Agreements (as defined in the Merger Agreement) or any other agreement contemplated by the Merger Agreement (collectively, the “Relevant Agreements”) without the consent of Investor, it being understood that, with respect to this sentence, to the extent a standard applies to the Company’s right to consent, approve, waive or agree under the applicable Relevant Agreement (for example (and without limitation), that the Company’s consent shall not be unreasonably withheld, or that the Company shall agree to a final form of any document substantially in the form of a form of agreement attached to such Relevant Agreement, or that the Company must act reasonably or within a certain period time of being notified or receiving a written request), such standard shall apply to Investor’s right to consent pursuant to this sentence, mutatis mutandis.

(xi) The Company shall not agree to the form of Acquiror Bylaws without reasonably taking into account the comments of Investor and obtaining Investor’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

(xii) The Company shall ensure that none of the information supplied by it or on its behalf for inclusion or incorporation by reference in the Proxy Statement (as defined in the Merger Agreement) will, at the date it is first mailed to the Acquiror Shareholders (as defined in the Merger Agreement) and at the time of the Acquiror Shareholders’ Meeting (as defined in the Merger Agreement), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(xiii) If at any time prior to the Effective Time (as defined in the Merger Agreement) any information relating to the Company or any of its Subsidiaries, Affiliates, directors or officers, or supplied by it or on its behalf for inclusion or incorporation by reference in the Proxy Statement, is discovered by the Company, which is required to be set forth in an amendment or supplement to the Proxy Statement (as defined in the Merger Agreement), so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Company shall promptly notify Investor.

ARTICLE TWO

Section 2.1 Effect. Except as expressly provided in this Agreement, all of the terms and provisions of the Framework Agreement are and will remain in full force and effect. Nothing in this Agreement shall be construed to modify any provision of the Framework Agreement other than as specifically set forth herein.

Section 2.2 Merger Agreement Termination. The parties agree that the parties’ agreements set forth in this Agreement shall only apply to the Specified SPAC Transaction and, upon any valid termination of the Merger Agreement, the parties’ agreements set forth in this Agreement (including the amendments to the Framework Agreement), other than in this Section 2.2, shall automatically and without further action by any of the parties to this Amendment be null and void; provided that no such termination (nor any provision of this Agreement) shall relieve any party from Liability for any damages for Willful Breach of their obligations under the Framework Agreement and this Agreement (including with respect to the agreements set forth in this Agreement) prior to such termination.

Section 2.3 Miscellaneous. The provisions of Section 9.2 and Article 10 of the Framework Agreement are hereby incorporated into this Agreement, mutatis mutandis; provided, that the parties hereby agree that Acquiror shall be a third party beneficiary to the obligations of the parties contained in this Agreement (other than the obligations in Sections 1.2(b)(viii), (ix) and (x)) and the Framework Agreement related to the consummation of a SPAC Transaction.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

SYNIVERSE CORPORATION

By	/s/ James A. Attwood, Jr.
Name: James A. Attwood, Jr. Title: Chairman

[Signature Page to Framework Agreement Letter Agreement]

CARLYLE PARTNERS V HOLDINGS, L.P.
By: TC Group V, L.P. its general partner
By: TC Group V, L.L.C., its general partner

By	/s/ James A. Attwood, Jr.
Name: James A. Attwood, Jr. Title: Authorized Person

[Signature Page to Framework Agreement Letter Agreement]

TWILIO INC.

By	/s/ Khozema Shipchandler
Name: Khozema Shipchandler Title: Chief Financial Officer

[Signature Page to Framework Agreement Letter Agreement]